EX 99.4(B)

Integrity Life Insurance Company

DEATH BENEFIT RIDER

This Rider has been attached to and made a part of your Contract as of the Death Benefit Rider Effective Date shown on the Death Benefit Rider Specifications Page.  This Rider is subject to all the exclusions, definitions and provisions of the Contract to which it is attached.  If any provisions contained in this Rider are inconsistent with those of the Contract, the Rider provisions will control.  Capitalized terms not defined in this Rider have the meanings assigned to them in the base Contract or related riders or endorsements.

Guaranteed Death Benefit  — This Rider provides a Guaranteed Death Benefit, which we will pay on the Death Benefit Date, instead of the Death Benefit stated in your Contract.

The Guaranteed Death Benefit amount is the greater of:

1.               Your Account Value on the Death Benefit Date; or

2.               The sum of your Premiums, less a proportional adjustment for each withdrawal (including any Withdrawal Charge), less any applicable Premium Tax.

Effect of Partial Withdrawals - With respect to item two above, the proportional adjustment means that your Guaranteed Death Benefit will be reduced by the same percentage as each partial withdrawal (including any Withdrawal Charge) bears to your Account Value at the time of withdrawal.  Following is an example to demonstrate how a partial withdrawal affects your Guaranteed Death Benefit, based on the assumptions stated.

EXAMPLE

Before you take a withdrawal, assume

•                  your Guaranteed Death Benefit is $100,000 and

•                  your current Account Value is $80,000.

If you take a partial withdrawal (including any applicable Withdrawal Charge) of $10,000, we would reduce your Guaranteed Death Benefit by 12.5% because that is the same percentage that your partial withdrawal bears to the Account Value at the time of the withdrawal ($10,000 /$80,000).

After your partial withdrawal

•                  your Guaranteed Death Benefit would be $87,500 ($100,000 - $12,500), and

•                  your Account Value would be $70,000 ($80,000 - $10,000).

Spousal Continuation - If the Guaranteed Death Benefit amount is greater than the Account Value and Spousal Continuation is elected, we will increase the Account Value to equal the Guaranteed Death Benefit amount on the date Spousal Continuation is elected.

Cost of the Rider - The Death Benefit Rider Charge is described on the Death Benefit Rider Specifications Page.

Report - The report provided under your Contract shall include the amount of the Guaranteed Death Benefit as of the end of the reporting period.

Restrictions and Limitations:

•                  Once terminated, this Rider may not be reinstated.

•                  This Rider has no cash surrender value or other non-forfeiture benefits upon termination.

•                  On the Death Benefit Rider Effective Date, you must be no older than the Maximum Rider Age stated on the Death Benefit Rider Specifications Page.

Termination - This Rider will terminate automatically on the earliest of the following events:

•                  the Maturity Date;

•                  the date you elect to apply your entire Account Value (or Surrender Value) to an Annuity Option; or

•                  the date the Contract ends.

Once terminated, the Rider charge will terminate.

INTEGRITY LIFE INSURANCE COMPANY

Jill T. McGruder	Edward J. Babbitt
President	Secretary

DEATH BENEFIT RIDER SPECIFICATIONS PAGE

Death Benefit Rider Effective Date:

Maximum Rider Age    80

Death Benefit Rider Charge:  The charge for the benefit provided by this Rider is included in the Contract’s Separate Account Charge, shown on the Contract Specifications Pages.